FORM 51-102F3

                            MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         Rogers Communications Inc. ("RCI")
         333 Bloor Street East, 10th Floor
         Toronto, Ontario
         M4W 1G9

ITEM 2   DATE OF MATERIAL CHANGE

         December 17, 2004

ITEM 3   NEWS RELEASE

         A news release was issued through Canada NewsWire on December 17, 2004.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         RCI and Rogers Wireless Communications Inc. ("Rogers Wireless") announced that the board of directors of Rogers Wireless has approved a loan of up to $1.4 billion from Rogers Wireless to RCI. RCI intends to use the $1.4 billion proceeds from the loan, together with $350 million from cash on hand, to permanently repay the $1.75 billion bridge credit facility incurred by RCI to a group of financial institutions in connection with the acquisition of Rogers Wireless Class B Restricted Voting shares from AT&T Wireless Services, Inc.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         RCI and Rogers Wireless announced that the board of directors of Rogers Wireless has approved a loan of up to $1.4 billion from Rogers Wireless to RCI. RCI intends to use the $1.4 billion proceeds from the loan, together with $350 million from cash on hand, to permanently repay the $1.75 billion bridge credit facility incurred by RCI to a group of financial institutions in connection with the acquisition of Rogers Wireless Class B Restricted Voting shares from AT&T Wireless Services, Inc. The interest rates payable by RCI pursuant to the loan will be the same interest rates as would have been payable by it pursuant to the bridge credit facility.

         The board of directors of RCI has approved the borrowing from Rogers Wireless.

         A special committee of independent directors of Rogers Wireless concluded that making the loan to RCI is in the best interests of Rogers Wireless and recommended that the board of directors of Rogers Wireless approve the making of the loan. The board of directors of Rogers Wireless approved the making of the loan with directors of Rogers Wireless who are also directors or senior officers of RCI disclosing their interest in such capacities and not voting on the resolution to approve the loan. Independent legal counsel advised the special committee with respect to its consideration of the loan.


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         The loan constitutes a related party transaction under Ontario
         Securities Commission Rule 61-501 and under Policy Q-27 of the Autorite des marches financiers (the "related party rules"). The loan transaction is exempt from the requirements under the related party rules to obtain minority shareholder approval and to have a formal valuation prepared because the principal amount of the loan does not exceed 25% of RCI's market capitalization (as determined in accordance with the related party rules). RCI's market capitalization for this purpose is approximately $7.1 billion.

         The loan is to be advanced by Rogers Wireless to RCI on December 31, 2004. The loan is being advanced on that date in order to reflect the loan prior to the end of the 2004 financial years of Rogers Wireless and RCI. The loan is being made by Rogers Wireless from cash on hand resulting from a return of capital from Rogers Wireless Inc., a wholly-owned subsidiary (which recently completed a private placement of notes in an aggregate principal amount of approximately US $2.356 billion). The making of the loan will not adversely affect the on-going business of Rogers Wireless.

         For further details with respect to the loan see the news release attached as Schedule A.

         This material change report is being filed so that it can be incorporated by reference into the take-over bid circular of RCI dated November 24, 2004 relating to its offer to acquire all of the outstanding Rogers Wireless Class B Restricted Voting shares held by the public. RCI will send a copy of this material change report to any securityholder of RCI upon request and without charge.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7   OMITTED INFORMATION

         No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8   EXECUTIVE OFFICER

         For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

ITEM 9   DATE OF REPORT

         December 17, 2004


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                                  SCHEDULE A

ROGERS WIRELESS TO LOAN $1.4 BILLION TO ROGERS COMMUNICATIONS INC.

TORONTO, Dec. 17 /CNW/ - Rogers Wireless Communications Inc. ("Rogers Wireless") and Rogers Communications Inc. ("RCI") announced today that the board of directors of Rogers Wireless has approved a loan of up to $1.4 billion from Rogers Wireless to RCI. The loan will be made by Rogers Wireless from cash on hand resulting from a return of capital from Rogers Wireless Inc., a wholly-owned subsidiary (which recently completed a private placement of notes in an aggregate principal amount of approximately US $2.356 billion). RCI intends to use the $1.4 billion proceeds from the loan, together with $350 million from cash on hand, to permanently repay the $1.75 billion bridge credit facility referred to below.

A special committee of independent directors of Rogers Wireless concluded that making this loan to RCI is in the best interests of Rogers Wireless and recommended that the board of directors of Rogers Wireless approve the making of the loan.

The loan to RCI will be advanced on December 31, 2004 and will mature on October 16, 2006. The loan must be repaid in whole or in part before the maturity date in certain circumstances including from the proceeds of any shareholder distributions by Rogers Wireless to RCI or to its wholly-owned subsidiary, RWCI Acquisition Inc. The loan will be secured by a pledge of shares of Rogers Cable Inc. and of shares of RWCI Acquisition Inc. which holds 48,594,172 Rogers Wireless Class B Restricted Voting shares.

Rogers Wireless has previously publicly disclosed that it was reviewing the various methods of transferring $1.75 billion to its shareholders, so that RCI would have adequate funds to repay its $1.75 billion bridge credit facility incurred to a group of financial institutions in connection with its acquisition of Rogers Wireless Class B Restricted Voting shares from AT&T Wireless Services, Inc. Rogers Wireless stated at the time that a determination of the method of such a distribution, including the timing thereof, would not take place until following completion by RCI of its offer to acquire all of the outstanding Rogers Wireless Class B Restricted Voting shares held by the public. RCI's offer is currently scheduled to expire on December 30, 2004. Rogers Wireless is continuing to review the various methods of effecting such a distribution.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.



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About the Companies:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Rogers Wireless Communications Inc., Canada's largest wireless provider and the country's only provider operating on the GSM/GPRS world standard technology platform; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc. For further information about the Rogers group of companies, please visit www.rogers.com.

Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. Following its November 2004 acquisition of Microcell
Telecommunications, Rogers Wireless has 5.5 million wireless customers and offices in Canadian cities across the country. Rogers Wireless is approximately 89% owned by Rogers Communications Inc.

%SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann,

(416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Jan L. Innes, (416) 935-3525, jan.innes@rci.rogers.com;

Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press/